1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 22, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT OF RESOLUTIONS PASSED
AT THE 2009 ANNUAL GENERAL MEETING

The annual general meeting for the year ended 31 December 2009 ("AGM") of Aluminum Corporation of China Limited* (the "Company") was held on Tuesday, 22 June 2010. All the resolutions set out in the notice of AGM dated 7 May 2010 ("Notice of AGM") were duly passed at the AGM.

There were 13 shareholders in attendance either in person or by proxy at the AGM, representing 9,253,194,470 shares carrying voting rights of the Company or 68.42% of the total issued share capital of the Company as at the date of the AGM.

Reference is made to the circular ("Circular") and the Notice of AGM of the Company dated 7 May 2010. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

I.	CONVENING AND ATTENDANCE OF THE MEETING

The AGM was held by way of on-site voting by poll at 9:30 a.m on 22 June 2010 at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing.

As at the date of the AGM, the Company has 13,524,487,892 issued shares, of which 5,656,357,299 shares were held by Chinalco and its associates. In respect of all the resolutions set out in the Notice of AGM, the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 13,524,487,892 shares; there was no share entitling the holders to attend and vote only against all the resolutions at the AGM. There were 13 shareholders in attendance either in person or by proxy at the AGM, representing 9,253,194,470 shares carrying voting rights of the Company, or 68.42% of the total issued share capital of the Company as at the date of the AGM. The meeting was convened in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company. The AGM was convened by the board of directors (the "Board") of the Company. Mr. Xiong Weiping, Chairman of the Company, presided over the meeting and acted as chairman of the meeting.

II.	RESOLUTIONS CONSIDERED

All of the following resolutions were considered and passed by way of on-site voting by open ballot at the AGM:

Ordinary Resolutions

1.	The Directors' Report for the year ended 31 December 2009 of the Company was considered and approved.

Votes cast in favour of the resolution represent 9,248,592,745 shares; votes cast against the resolution represent 1,139,000 shares; and abstained votes represent 730,725 shares. Votes cast in favour of the resolution represent 99.98% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

2.	The Report of the Supervisory Committee of the Company for the year ended 31 December 2009 was considered and approved.

Votes cast in favour of the resolution represent 9,248,477,620 shares; votes cast against the resolution represent 1,225,400 shares; and abstained votes represent 759,450 shares. Votes cast in favour of the resolution represent 99.98% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

3.

The report of independent auditors and the audited financial reports of the Group and the Company for the year ended 31 December 2009 (including the financial report prepared in accordance with the International Accounting Standards and the financial report prepared in accordance with the PRC Accounting Standards) was considered and approved.

Votes cast in favour of the resolution represent 9,164,719,421 shares; votes cast against the resolution represent 839,425 shares; and abstained votes represent 19,295,375 shares. Votes cast in favour of the resolution represent 99.78% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

4.	The non-payment of 2009 final dividends for the year ended 31 December 2009 and non-implementation of increasing share capital by transferring capital reserves was considered and approved.

Votes cast in favour of the resolution represent 9,244,741,641 shares; votes cast against the resolution represent 5,041,479 shares; and abstained votes represent 733,350 shares. Votes cast in favour of the resolution represent 99.94% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

5.	Executive Directors of the 4th session of the Board of the Company were considered and appointed.

(1)	Mr. Xiong Weiping was elected as an executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,203,990,404 shares; votes cast against the resolution represent 43,660,916 shares; and abstained votes represent 2,865,150 shares. Votes cast in favour of the resolution represent 99.50% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(2)	Mr. Luo Jianchuan was elected as an executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,211,775,603 shares; votes cast against the resolution represent 35,879,517 shares; and abstained votes represent 2,861,350 shares. Votes cast in favour of the resolution represent 99.58% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(3)	Mr. Chen Jihua was elected as an executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,211,782,228 shares; votes cast against the resolution represent 35,865,592 shares; and abstained votes represent 2,868,650 shares. Votes cast in favour of the resolution represent 99.58% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(4)	Mr. Liu Xiangmin was elected as an executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,211,714,878 shares; votes cast against the resolution represent 35,926,242 shares; and abstained votes represent 2,875,350 shares. Votes cast in favour of the resolution represent 99.58% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

6.	Non-executive Directors of the 4th session of the Board of the Company were considered and appointed.

(1)	Mr. Shi Chungui was elected as a non-executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,211,696,198 shares; votes cast against the resolution represent 35,982,517 shares; and abstained votes represent 2,837,755 shares. Votes cast in favour of the resolution represent 99.58% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(2)	Mr. Lv Youqing was elected as a non-executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,211,703,473 shares; votes cast against the resolution represent 35,959,092 shares; and abstained votes represent 2,853,905 shares. Votes cast in favour of the resolution represent 99.58% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

7.	Independent Non-executive Directors of the 4th session of the Board of the Company were considered and appointed.

(1)

Mr. Zhang Zhuoyuan was elected as an independent non-executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,220,393,952 shares; votes cast against the resolution represent 27,230,513 shares; and abstained votes represent 2,892,005 shares. Votes cast in favour of the resolution represent 99.67% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(2)	Mr. Wang Mengkui was elected as an independent non-executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,220,435,652 shares; votes cast against the resolution represent 27,190,063 shares; and abstained votes represent 2,890,755 shares. Votes cast in favour of the resolution represent 99.67% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(3)	Mr. Zhu Demiao was elected as an independent non-executive Director of the 4th session of the Board of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,220,444,827 shares; votes cast against the resolution represent 27,167,888 shares; and abstained votes represent 2,903,755 shares. Votes cast in favour of the resolution represent 99.67% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

8.	The Supervisors of the 4th session of the Supervisory Committee were considered and appointed.

(1)

Mr. Ao Hong was elected as a shareholders' representative Supervisor of the 4th session of the Supervisory Committee of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,215,760,413 shares; votes cast against the resolution represent 31,870,764 shares; and abstained votes represent 2,831,293 shares. Votes cast in favour of the resolution represent 99.62% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

(2)

Mr. Zhang Zhankui was elected as a shareholders' representative Supervisor of the 4th session of the Supervisory Committee of the Company for a term up to the conclusion of the 2012 annual general meeting of the Company.

Votes cast in favour of the resolution represent 9,193,734,630 shares; votes cast against the resolution represent 53,894,047 shares; and abstained votes represent 2,833,793 shares. Votes cast in favour of the resolution represent 99.39% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

9.	The remuneration standard for the Directors and Supervisors of the Company for the year 2010 was considered and approved.

Votes cast in favour of the resolution represent 9,245,021,447 shares; votes cast against the resolution represent 2,714,873 shares; and abstained votes represent 2,726,150 shares. Votes cast in favour of the resolution represent 99.94% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

10.	The renewal of one-year liability insurance for the Directors, Supervisors and senior management of the Company (from 18 May 2010 to 17 May 2011) was considered and approved.

Votes cast in favour of the resolution represent 8,376,181,607 shares; votes cast against the resolution represent 846,159,351 shares; and abstained votes represent 20,252,954 shares. Votes cast in favour of the resolution represent 90.63% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

11.

The re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers as the Company's PRC auditor and international auditor, respectively, to hold office until the conclusion of the 2010 annual general meeting of the Company were considered and approved, and the audit committee of the Board of the Company was authorized to determine their remunerations.

Votes cast in favour of the resolution represent 9,248,719,257 shares; votes cast against the resolution represent 1,184,088 shares; and abstained votes represent 613,125 shares. Votes cast in favour of the resolution represent 99.98% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

12.	Proposals (if any) put forward at such AGM by any shareholder(s) holding 3 per cent or more of the shares carrying voting rights at such meeting were considered and approved.

N/A.

Special Resolutions

13.

The expansion of business scope of the Company and the corresponding amendments to the Articles of Association of the Company were approved by way of special resolution, and any Director or secretary to the Board was hereby authorised to deal with on behalf of the Company the relevant filing, amendments and registration (where necessary) procedures and other related issues arising from the amendments to the Articles of Association of the Company;

Votes cast in favour of the resolution represent 9,248,724,477 shares; votes cast against the resolution represent 3,371,513 shares; and abstained votes represent 1,044,480 shares. Votes cast in favour of the resolution represent 99.95% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

14.	The grant of a general mandate to the Board to issue additional H Shares of the Company was approved by way of special resolution.

Votes cast in favour of the resolution represent 8,519,120,263 shares; votes cast against the resolution represent 733,028,319 shares; and abstained votes represent 1,045,888 shares. Votes cast in favour of the resolution represent 92.07% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

15.	The issue of short-term bills by the Company was approved by way of special resolution.

Votes cast in favour of the resolution represent 9,245,865,282 shares; votes cast against the resolution represent 6,352,000 shares; and abstained votes represent 923,188 shares. Votes cast in favour of the resolution represent 99.92% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

16.	The issue of medium-term notes by the Company was approved by way of special resolution.

Votes cast in favour of the resolution represent 9,245,887,332 shares; votes cast against the resolution represent 6,367,200 shares; and abstained votes represent 885,938 shares. Votes cast in favour of the resolution represent 99.92% of the total number of shares held by shareholders present at the AGM entitled to vote in respect of the resolution.

III.	LAWYER AS WITNESS

The meeting was witnessed by lawyers from Jincheng Tongda & Neal ("JT&N"), Beijing, the legal adviser of the Company, who issued a legal opinion on the meeting, concluding that the convening of and the procedures for holding the meeting, the voting procedures adopted, the eligibility of the person who convened the meeting and the eligibility of shareholders (or their proxies) who attended the meeting were in compliance with the requirements of relevant laws and the Articles of Association of the Company and that the voting results of the meeting were valid.

IV.	SCRUTINEER

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized JT&N, Beijing to act as the scrutineer of the AGM for the purpose of vote-taking on its behalf.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
22 June 2010

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary